CHAPMAN AND CUTLER
111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

February 24, 1997



National Financial Services Corporation
82 Devonshire Street
Boston, Massachusetts 02109

Re:	Fidelity Defined Trust, Series 1

Ladies/Gentlemen:
We have served as counsel for National Financial Services Corporation ("NFSC"), as Sponsor and
Depositor of Fidelity Defined Trusts, Series 1 (the "Fund") in connection with the preparation, execution and delivery of a Trust Indenture and Agreement dated January 3, 1996 relating to such Fund pursuant to which the Depositor has delivered to and deposited Securities listed in schedule
A to the Trust Indenture and Agreement with the Trustee and pursuant to which the Trustee has issued to or on the order of the Depositor a certificate or certificates representing an aggregate number of Units of fractional undivided interest in and ownership of the Fund created under said
Trust Indenture and Agreement.
In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth.
Based upon the foregoing, we are of the opinion that the certificates evidencing the Units in the Fund constitute valid and binding obligations of the Fund in accordance with the terms thereof.

Respectfully submitted,


CHAPMAN AND CUTLER